SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

                       (Amendment No. 20)

            Under the Securities Exchange Act of 1934

                         NORTEK, INC.
                        (Name of Issuer)


             Common Stock Par Value $1.00 Per Share
                (Title of Class and Securities)


                           656559101
              (CUSIP Number of Class of Securities)



              James E. McKee, Gabelli Funds, Inc.,
  One Corporate Center, Rye, New York 10580-1434 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          June 25, 1997
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/

_________________________________________________________________

CUSIP No. 656559101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment company clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     414,333 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     414,333 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      414,333 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      4.32%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, IA, CO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________

CUSIP No. 656559101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     1,007,932 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     1,015,432 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,432 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      10.58%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!




________________________________________________________________

CUSIP No. 656559101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Performance Partnership L.P.   I.D. No. 13-3396569
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     28,800 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     28,800 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      28,800 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.30%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________________________________________________

CUSIP No. 656559101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer
          This Amendment No. 20 to Schedule 13D on the Common Stock of Nortek, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on October 26, 1988. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. This Amendment is being filed to correct an arithmetical error in Item 5 (a) of Amendment No. 19.

Item 5.   Interest In Securities Of The Issuer
     Item 5 to Schedule 13D is amended, in pertinent part, as follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 1,458,565 shares, repre-senting 15.20% of the 9,593,979 shares outstanding. This latter number of shares is arrived at by adding the number of shares of Common Stock reported as being outstanding in the Issuer's most recently filed Form 10-Q for the quarter ended March 29, 1997 (9,102,133) to the number of shares of Special Common Stock reported as being outstanding therein (491,846). The Reporting Persons beneficially own those Securities as follows:












               Shares of      % of      Shares of      % of
               Common         Class of  Special and    Class
Name           Stock          Common    Common Stock   Total

GFI:
  As Principal          0         0.00%           0        0.00%
  As Agent        405,000         4.23%     414,333        4.32%


GAMCO:
  As Principal          0         0.00%           0        0.00%
  As Agent      1,006,100        10.49%   1,015,432       10.58%

GPP                28,800         0.30%      28,800        0.30%

Mr. Gabelli             0         0.00%           0        0.00%



          Mr. Gabelli is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons and GFI is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mr. Gabelli.













Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     July 3, 1997
                                   GABELLI FUNDS, INC.



                                   By:____________________________
                                      James E.McKee
                                      General Counsel



                                   GAMCO INVESTORS, INC.



                                   By:_________________________
                                      Douglas R. Jamieson
                                      Executive Vice President




                                   GABELLI PERFORMANCE
                                   PARTNERSHIP, L.P.



                                   By:__________________________
                                      Mario J. Gabelli
                                      General Partner
                                      by: James E. McKee
                                          Attorney-in-Fact



                                   Mario J. Gabelli



                                   By:______________________
                                      James E. McKee
                                      Attorney-in-Fact